UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41796

NATURE WOOD GROUP LIMITED

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 30, 2025, Nature Wood Group Limited (the “Company”, together with its subsidiaries, the “Group”) and Bright Sunrise Limited (the “Purchaser”), a limited liability company incorporated under the laws of the British Virgin Islands which is wholly-owned by Mr. Hau Hung Vincent Ho, entered into a sale and purchase agreement (the “Sale and Purchase Agreement”), pursuant to which the Company has agreed to dispose of and the Purchaser has agreed to acquire the entire issued share capital of Peru Forestry Management Co., Limited, a wholly-owned subsidiary of the Group, at a consideration of $1 (the “Disposal”).

Peru Forestry Management Co, Limited and its subsidiaries (the “Disposal Group”) are principally engaged in investment holding, manufacturing of wood products and holding of concession rights. The Disposal Group recorded losses in the past two consecutive years with an unaudited proforma loss of approximately $4.9 million for the year ended December 31, 2024. Due to (i) the downturn of the home building and renovation product market worldwide following the global economic downturn; (ii) ongoing wars and armed conflicts around the world; and (iii) the Chinese property sector crisis in China, it is expected that the Disposal Group would continue to incur losses in 2025. It is estimated the remaining Group will record losses for the year ended December 31, 2025, which is mainly attributable to, among others, (i) a waiver of debt due from the Disposal Group to the remaining Group of approximately $14 million (the “Debt”); and (ii) an impairment loss on assets of approximately $5.5 million. The board of directors of the Company (the “Board”) is of the view that the Disposal provides an opportunity for the Group to eliminate the ongoing negative impact on its profitability and cash flows as a result of the losses incurred by the Disposal Group. In addition, the Disposal will allow the Group to concentrate its resources on exploring new opportunities and new product mix. After completion of the Disposal, the Group will continue to focus on trading of wood products and exploring new opportunities.

The consideration of the Disposal was arrived after arm’s length negotiation between the Company and the Purchaser on normal commercial terms, after taking into account, among others, (i) the historical loss-making position and negative operating cashflow of the Disposal Group for the two financial years ended December 31, 2023 and 2024; (ii) the valuation of the entire equity interest of the Disposal Group as at May 31, 2025 of $0, prepared by an independent professional valuer; and (iii) the unaudited consolidated net liability position of Disposal Group as at May 31, 2025 of approximately $6 million.

Having considered the aforesaid, the Directors are of the view that the terms of the Disposal are fair and reasonable. The Disposal was approved by the Board on June 30, 2025.

The financial statements of the Group as of and for the year ended December 31, 2024, and the accompanying notes thereto, are incorporated herein by reference. The unaudited pro forma balance sheet of the remaining Group as of May 31, 2025 and the unaudited pro forma profit & loss statement of the remaining Group for the year ended December 31, 2024, are filed as Exhibit 99.1

EXHIBITS

Exhibit No.	Description
99.1	Nature Wood Group Limited. Unaudited Pro Forma Balance Sheet of the Remaining Group as of May 31, 2025 and the Unaudited Pro Forma Profit & Loss Statement of the Remaining Group for the year ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nature Wood Group Limited

	By:	/s/ Hok Pan Se
	Name:	Hok Pan Se
Date: July 3, 2025	Title:	Director